Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

(all dollar amounts in thousands)	For the Years Ended December 31,
	2007		2006		2005		2004		2003

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties
Amortization of interest capitalized	$(74,892)		$(20,333)		$(43,817)		$(3,045)		$(5,675)
Interest capitalized	2,700		2,400		1,800		1,700		1,500
Distributed income of equity investees	(27,105)		(17,063)		(6,907)		(5,576)		(8,064)
Fixed charges	13,207		9,370		3,588		2,148		2,073
	130,246		158,676		97,804		85,118		85,764

Total earnings	$44,156		$133,050		$52,468		$80,345		$75,598

Fixed Charges:
Interest expense
Capitalized interest	89,105		127,778		79,136		67,556		65,265
Debt costs amortization	27,105		17,063		6,907		5,576		8,064
Distributions to Series B preferred unitholders	6,786		6,584		4,267		3,111		3,560
	7,250		7,251		7,494		8,875		8,875

Total Fixed Charges	$130,246		$158,676		$97,804		$85,118		$85,764

Distributions to Series A, Series C and Series D preferred shareholders	13,439		20,902		14,781		15,284		15,565

Combined Fixed Charges and Preferred Share Distributions	$143,685		$179,578		$112,585		$100,402		$101,329

Ratio of Earnings to Fixed Charges	(a	)	(a	)	(a	)	(a	)	(a	)

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b	)	(b	)	(b	)	(b	)	(b	)

a)	For the years ended December 31, 2007, 2006, 2005, 2004 and 2003, the aggregate amount of fixed charges exceeded our earnings by approximately $86.0 million, $25.6 million, $45.3 million, $4.8 million and $10.2 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all years presented is impacted by the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2007 is also due to the $43.3 million non-cash impairment charge related to the Company’s for-sale residential business. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2005, is also impacted by amortization of intangible assets acquired in the Cornerstone merger.

b)	For the years ended December 31, 2007, 2006, 2005, 2004 and 2003 the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $99.5 million, $46.5 million, $60.1 million, $20.1 million and $25.7 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all periods presented is impacted by the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2007 is also due to the $43.3 million non-cash impairment charge related to the Company’s for-sale residential business. For the year ended December 31, 2005, the deficiency is also a result of the Company recording amortization expense of approximately $42.0 million related to intangible assets acquired in the Cornerstone merger.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.